LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

29 September 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 September 2005, Re: Memorandum of Understanding for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 28/09/2005 06:06:28 PM
Reference No LI-050928-7840A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
MEMORANDUM OF UNDERSTANDING

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Lion Industries Corporation Berhad ("LICB" or the "Company") wishes to announce that Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of LICB had on 28 September 2005 entered into a Memorandum of Understanding ("MOU") with Sembawang Kimtrans Ltd ("Sembawang") ("Parties to the Proposed JV") to establish a joint-venture company ("Proposed JV Co") for an inland waterway transportation system ("IWTS") project ("Proposed JV").

2. INFORMATION ON THE PROPOSED JV

The Proposed JV will be by way of AMSB holding a majority interest and Sembawang holding the remaining equity interest in the Proposed JV Co. The MOU sets out the major terms that will govern the Proposed JV (as set out in Section 4 of this announcement), which will be subsequently formalised into a binding shareholders' agreement ("Agreement").

The IWTS project entails operation and management of marine logistics services between Malaysia's Sungai Langat in Banting, Selangor and the deep-sea anchorage points along the Straits of Malacca for the inbound and outbound cargoes of AMSB and other companies within the Lion group of companies ("Lion Group").

Pending formalisation of the Proposed JV Co, Sembawang will provide expertise management advice to AMSB in the procurement of vessels and equipment, and in the development of jetties along Sungai Langat.

3. INFORMATION ON SEMBAWANG

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 SEP 2005

Sembawang is a listed company on the Singapore Exchange and has over 24 years of successful operations in providing total logistics solutions to multi-national corporations in Singapore. The services include transportation, multi-modal freight forwarding, heavy lift and haulage, warehousing, cargo consolidation and distribution, container freight stations, heavy vehicle parks and project logistics.

Beyond Singapore, Sembawang has extensive track record in providing specialised marine and mining logistics services in the Association of South East Asian Nations ("ASEAN") region. In particular, Sembawang has an established niche in serving the multi-national corporations operating mines in Indonesia. Sembawang is also the appointed logistics manager and port operator for Bintan Industrial Estate, in Bintan, Indonesia.

Sembawang owns and operates a young fleet of cargo handling equipment (such as cranes, forklifts, trailers, prime movers and trucks), vessels (such as tugs, barges, landing crafts and floating cranes), and facilities (such as general warehouses, bonded warehouses, and export processing zone) to provide fully-integrated logistics services. In Singapore, Sembawang also operates approved London Metal Exchange (LME) warehouses for LME Plastics.

4. SALIENT TERMS OF THE MOU

The salient terms of the MOU governing the Proposed JV are as follows:

4.1 Upon execution of the MOU, the Parties to the Proposed JV shall in good faith continue discussions and negotiations with a view to conclude a definitive Agreement.

4.2 Pending the execution of the formal Agreement, if there is any financial commitment to be incurred, especially in the purchase of marine assets and logistic equipment for the project, the Parties to the Proposed JV shall discuss and mutually agree on how the asset investment is to be split between the Parties to the Proposed JV. Each Party to the Proposed JV shall then bear their own cost of their respective investment and the investment commitment shall be on a back-to-back agreement with the charterer, terms and conditions to be agreed.

4.3 When the Proposed JV Co is incorporated, the Proposed JV Co shall purchase all the assets of the respective parties under clause 4.2 stated above. The assets to be purchased by the Proposed JV Co shall cover all those assets mutually agreed by both the Parties to the Proposed JV.

4.4 Pending formalisation of the Proposed JV Co, Sembawang agrees to: -

4.4.1 generally provide expertise management advice for the implementation and operation of the IWTS and without derogating from the generality of the foregoing,

4.4.2 assist AMSB to evaluate and source for suitable floating cranes, shore cranes, barges, tug boats and other equipment necessary for or incidental to the IWTS to be leased or acquired by the Proposed JV Co upon incorporation;

4.4.3 advise AMSB on the layout and design of the jetties.

4.4.4 for the above services, depending on the scope and extent of commitment, the

Parties to the Proposed JV shall mutually agree on the rate later.

5. RATIONALE FOR THE PROPOSED JV

The IWTS project was initiated to provide efficient transportation of feedstocks and end-products for the Lion Group's steel plants. The project will entail the deployment of a fleet of floating cranes, tugs, barges and discharging equipment to transport steel scrap and iron ore from deep-sea anchorages along the Straits of Malacca, through Sungai Langat, to the steel plants at Banting. From the steel plants, the end-products are transported by road or through Sungai Langat to deep-sea anchorages or sea ports for export or distribution within Malaysia.

6. DOCUMENTS FOR INSPECTION

The MOU is available for inspection during normal office hours of the Company on any weekdays (except public holidays) at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur for a period of 14 days from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

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Secretary

28 SEP 2005